EXHIBIT 99.10

CONSENT OF JERRY PERKINS

Reference is made to the technical report entitled “Caspiche Property Region III, Chile” dated September 13, 2010, which the undersigned has prepared for Exeter Resource Corporation  (the “Technical Report”).

I hereby consent to the inclusion of references to my name and references to, and information derived from, the Technical Report, in this Annual Report on Form 40-F of Exeter Resource Corporation, which is being filed with the United States Securities and Exchange Commission.

Dated this 29th day of March, 2011.

/s/ Jerry Perkins
Name: Jerry Perkins